SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30150; 812-13616-09]

Capital Research and Management Company, et al.; Notice of Application

July 25, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940, as amended ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.

Summary of the Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: AMCAP Fund, American Balanced Fund, American Funds Fundamental Investors, American Funds Global Balanced Fund, The American Funds Income Series, American Funds Insurance Series, American Funds Money Market Fund, American Funds Mortgage Fund, American Funds Portfolio Series, American Funds Short-Term Tax-Exempt Bond Fund, American Funds Target Date Retirement Series, American Funds Tax-Exempt Fund of New York, The American Funds Tax-Exempt Series I, The American Funds Tax-Exempt Series II, American High-Income Municipal Bond Fund, American High-Income Trust, American Mutual Fund, The Bond Fund of America, Capital Income Builder, Capital World Bond Fund, Capital World Growth and Income Fund Inc., EuroPacific Growth Fund, The Growth Fund of America, Inc., The Income Fund of America, Intermediate Bond Fund of America, International Growth and Income Fund, The Investment Company of America, Limited Term Tax-Exempt Bond Fund of America, The New Economy Fund, New Perspective Fund, Inc., New World Fund, Inc., Short-Term Bond Fund of America, SMALLCAP World Fund, Inc., The Tax-Exempt Bond Fund of America, and Washington Mutual Investors Fund (the "Investment Companies") and Capital Research and Management Company ("CRMC").

Filing Dates: The application was filed on December 19, 2008, and amended on August 5, 2009, April 15, 2010, December 16, 2011, April 19, 2012, and July 13, 2012.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 17, 2012 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants, Capital Research and Management Company, 333 South Hope Street, 33rd Floor, Los Angeles, California 90071.

For Further Information Contact: Barbara T. Heussler, Senior Counsel, at (202) 551-6990, or Jennifer L. Sawin, Branch Chief, at (202) 551-6821 (Office of Investment Company Regulation, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

1.	The Investment Companies are each registered under the Act as an open-end investment company, consisting of one or more series, and each is organized as a Maryland corporation, Massachusetts business trust or Delaware statutory trust.[1] CRMC is, and each other Adviser will be, registered under the Investment Advisers Act of 1940, as amended ("Advisers Act"). CRMC is a wholly-owned subsidiary of The Capital Group Companies, Inc. ("CGC"), a privately owned Delaware corporation. CGC is the parent company of a group of investment management companies, including CRMC, and related service companies. CRMC currently manages equity assets through two investment divisions, Capital Research Global Investors and Capital World Investors, and manages fixed-income assets through its Fixed Income division. An Adviser will serve as the investment adviser to each Fund pursuant to an investment advisory agreement between the Adviser and the Investment Company, on behalf of the Fund (each, an "Advisory Agreement"). The Advisory Agreement, and material amendments thereto, will be approved by the shareholders of the Fund and by the applicable board of directors or trustees (the "Board") including a majority of the directors or trustees who are not "interested persons" (as defined in section 2(a)(19) of the Act) of the applicable Investment Company ("Independent Trustees") at the time and in the manner required by sections 15(a) and (c) of the Act and rule 18f-2 under the Act.

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[1] Applicants request that any relief granted pursuant to the application apply to any current or future series of the Investment Companies and any other existing or future registered open-end investment company and its series that: (a) are advised by CRMC or any person controlling, controlled by, or under common control with CRMC or its successors (each, an "Adviser"); (b) use the multi-manager structure described in the application; and (c) comply with the terms and conditions of the application (any such company or series, a "Fund" and collectively the "Funds"). All Funds that currently intend to rely on the requested order are named as Applicants. For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2.   The Adviser will be responsible for providing a program of continuous investment management to the Fund in accordance with the investment objective, policies and limitations of the Fund as stated in its prospectus and statement of additional information. Applicants intend to implement a multi-manager structure in which all sub-advisers are direct or indirect, wholly-owned subsidiaries, as that term is defined in section 2(a)(43) of the Act, of CGC (a "Wholly Owned Sub-Adviser") pursuant to an investment sub-advisory agreement (each agreement with a Wholly Owned Sub-Adviser, a "Sub-Advisory Agreement"). Primary responsibility for management of a Fund, including the selection and supervision of Wholly Owned Sub-Advisers, is vested in its Adviser, subject to the oversight of the Board. The Adviser will select Wholly Owned Sub-Advisers based on its evaluation of the capabilities of the Wholly Owned Sub-Adviser in managing assets pursuant to particular investment styles and will recommend their hiring to the applicable Board. The Adviser will evaluate, allocate assets to, and oversee the Wholly Owned Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. Each Wholly Owned Sub-Adviser will be an investment adviser registered under the Advisers Act or exempt from such registration.

3.   In return for providing overall management services, including Wholly Owned Sub-Adviser selection and monitoring services, the Adviser will have a contractual right to receive from the Fund a periodic fee, computed as a percentage of the Fund's average daily net assets (and in some cases also a percentage of income) in accordance with the relevant requirements of the Act. The Adviser will compensate the Wholly Owned Sub-Adviser(s) out of the fees paid to the Adviser under its Advisory Agreement with the Fund.

4.   Applicants request an order to permit an Adviser, subject to the approval of the applicable Board, including a majority of Independent Trustees, to do the following without obtaining shareholder approval: (a) select Wholly Owned Sub-Advisers to manage all or a portion of the assets of a Fund pursuant to a Sub-Advisory Agreement; and (b) materially amend a Sub-Advisory Agreement (all such changes are referred to as "Eligible Sub-Adviser Changes").[2] The requested relief will not extend to any sub-adviser, other than a Wholly Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Fund or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Funds ("Affiliated Sub-Adviser").

5.   Applicants also request an order exempting the Funds from certain disclosure obligations described below that Applicants believe may require a Fund to disclose fees paid by the Adviser to each Wholly Owned Sub-Adviser. Applicants seek an order to permit the Investment Companies to disclose for each Fund (as both a dollar amount and as a percentage of the applicable Fund's net assets) the aggregate fees paid to the Adviser and any Wholly Owned Sub-Advisers (the "Aggregate Fee Disclosure"). Any Fund that employs an Affiliated Sub-Adviser that is not a Wholly Owned Sub-Adviser also will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written

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[2] Applicants do not request relief for any other sub-adviser changes not already permitted by Commission rule or other Commission or staff action (all such changes are referred to as "Ineligible Sub-Adviser Changes"). If the name of a Fund contains the name of a Wholly Owned Sub-Adviser, the name of the Adviser to that Fund, or a trademark or trade name that is owned by the Adviser to that Fund, will precede the name of the Wholly Owned Sub-Adviser.

contract that has been approved by a vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.	Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.	Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.	Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require a registered investment company to include in its financial statement information about investment advisory fees.

5.	Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly

intended by the policy and provisions of the Act. Applicants state that the requested relief meets

this standard for the reasons discussed below.

6.   Applicants assert that shareholders of the Fund expect the Adviser to select the

Wholly Owned Sub-Adviser(s) deemed appropriate by the Adviser and the Board, that provide

day-to-day investment management services to the investment company. Applicants assert that,

from the perspective of an investor in the Fund, the roles of the Adviser and Wholly Owned Sub-

Adviser(s) with respect to the Fund will be substantially equivalent to the roles of an investment

adviser and its portfolio-manager employees under a more traditional structure. Applicants state

that requiring shareholder approval of each Sub-Advisory Agreement or each material

amendment to a Sub-Advisory Agreement would impose unnecessary delays and expenses on

the Funds and may preclude the Funds from acting promptly when the Adviser and Board

consider it appropriate to hire Wholly Owned Sub-Advisers or amend Sub-Advisory

Agreements. Applicants note that the Advisory Agreement for each Fund will remain subject to

the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   The Fund(s) will inform shareholders of the hiring of a new Wholly Owned Sub-

Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a)

within 90 days after a Wholly Owned Sub-Adviser is hired for any Fund, that Fund will send its

shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager

Information Statement;[3] and (b) the Fund will make the Multi-manager Information Statement

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[3] A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Wholly Owned Sub-Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on the website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a

available on the website identified in the Multi-manager Notice no later than when the Multi-manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in the application, a proxy statement would provide no more meaningful information to investors than the proposed use of the Multi-manager Information Statement. Applicants state that each Board will comply with the requirements of sections 15(a) and 15(c) of the Act regarding Board actions before entering into, or materially amending any of the Sub-Advisory Agreements.

8.   Applicants state that disclosure of the fees that the Adviser pays to each Wholly Owned Sub-Adviser would not serve any meaningful purpose because investors pay the Adviser to retain and compensate the Wholly Owned Sub-Advisers. The Adviser will compensate each Wholly Owned Sub-Adviser out of the fees paid to the Adviser pursuant to its Advisory Agreement with the applicable Fund. The fees negotiated between the Adviser and the Wholly Owned Sub-Advisers under the proposed manager-of-managers structure would be the equivalent of the compensation packages that an investment manager negotiates with its employees who are portfolio managers in a more traditional structure. Applicants submit that granting the requested relief is appropriate in the public interest and consistent with the protection of investors and the policies fairly intended by the policy and provisions of the Act.

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paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Funds.

A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed electronically with the Commission via the EDGAR system.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:[4]

1.   Before a Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application, including the hiring of Wholly Owned Sub-Advisers, will be approved by a majority of the Fund's outstanding voting securities, as defined in the Act, or, in the case of a Fund all of whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Fund's shares to the public.

2.   The prospectus for each Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Fund will hold itself out to the public as employing the multi-manager structure described in the application. The prospectus will prominently disclose that the Adviser has ultimate responsibility, subject to oversight by the Board, to oversee the Wholly Owned Sub-Advisers and recommend their hiring, termination, and replacement.

3.   A Fund will inform shareholders of the hiring of a new Wholly Owned Sub-Adviser within 90 days after the hiring of a new Wholly Owned Sub-Adviser pursuant to the Modified Notice and Access Procedures.

4.   The Adviser will not make any Ineligible Sub-Adviser Changes without that sub-advisory agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

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[4] Applicants will only comply with conditions 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.

5. At all times, at least a majority of the Board will be Independent Trustees, and the nomination and selection of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6. Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7. When a sub-adviser change is proposed for a Fund, the applicable Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Adviser or any sub-adviser that is an affiliated person of the Adviser derives an inappropriate advantage.

8. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

9. Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10. The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of the Fund's assets and, subject to review and approval of the Board (except that with respect to (c) and (d) below, no approvals are necessary), the Adviser will: (a) set the Fund's overall investment strategies; (b) evaluate, select and recommend Wholly Owned Sub-Advisers to manage all or part of the Fund's assets; (c) allocate and, when appropriate, reallocate each Fund's assets among

one or more Wholly Owned Sub-Advisers; (d) monitor and evaluate the performance of Wholly Owned Sub-Advisers; and (e) implement procedures reasonably designed to ensure that the Wholly Owned Sub-Advisers comply with the Fund's investment objective, policies and restrictions.

11. No trustee or officer of the Trust, or a Fund, or director, manager, or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a sub-adviser to a Fund, except for ownership of interests in the Adviser or any entity, except a Wholly Owned Sub-Adviser, that controls, is controlled by, or is under common control with the Adviser.

12. Each Fund will disclose the Aggregate Fee Disclosure in its registration statement.

13. In the event the Commission adopts a rule under the Act providing substantially similar relief to that requested in the application, the requested order will expire on the effective date of that rule.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary